Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Nine Months Ended September 30, 2018 and 2017
($ in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Basic:

Net income	$12,528	$26,551	$38,600	$44,130
Weighted average number of common shares during the period (in thousands)	41,683	41,433	41,586	41,337

Net income per share – basic	$0.30	$0.64	$0.93	$1.07

Diluted:

Net income	$12,528	$26,551	$38,600	$44,130
Weighted average number of common shares during the period	41,683	41,433	41,586	41,337
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	116	84	108	119
Common stock units related to deferred compensation for employees	25	27	25	27
Restricted common stock units related to incentive compensation	26	31	8	(16)
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,850	41,575	41,727	41,467

Net income per share – diluted	$0.30	$0.64	$0.93	$1.06